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                                        UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                    WASHINGTON, D.C. 20549

                                         FORM 6-K

                             REPORT OF FOREIGN PRIVATE ISSUER
                            PURSUANT TO RULE 13a-16 OR 15d-16
                        UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              FOR THE MONTH OF AUGUST, 2000


                                        CAMTEK LTD.
                     (Translation of Registrant's Name into English)


             INDUSTRIAL ZONE  o  P.O. BOX 631  o  MIGDAL HAEMEK 10556  o  ISRAEL
                            (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20F or Form 40-F.   Form 20-F [X]    Form 40-F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act
of 1934.   Yes [  ]    No [X]

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Attached hereto as Exhibit 99.1 and incorporated by reference herein is a press release of the registrant, dated as of August 14, 2000, announcing the registrant's financial results for the period ended June 30, 2000.




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                                     SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CAMTEK LTD.
                                               -----------------
                                               (Registrant)


                                               By: /s/ Yotam Stern
                                                   --------------------------
                                                   Yotam Stern,
                                                   CHIEF FINANCIAL OFFICER



Dated:  August 14, 2000


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                                      EXHIBIT INDEX

99.1            Press release dated August 14, 2000






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